UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2004

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: Marcos Grodetsky Title: Investor Relations Officer

TELE NORTE LESTE PARTICIPAÇÕES S.A.
CNPJ/MF Nº 02.558.134/0001-58
NIRE Nº 33 3 0026253 9
Companhia Aberta

RELEVANT FACT

In compliance with article 157, § 4, of Law 6404, dated 12/15/1976, and with Instruction CVM 358/02, TELE NORTE LESTE PARTICIPAÇÕES S.A. ("Company") publicly declares that:

In view of certain statements published in the press relating to the Company, the Company clarifies that if the same 2004 cash generation level, after investment activities, is maintained, and if the expected drop in market interest rates occurs, resulting in the reduction of financial charge expenditures , the Company may reduce its net consolidated debt by the end of 2005 to approximately R$ 5.5 billion. Not included in this amount are the eventual disbursements related to the Company's Share Repurchase Program and that of its associated company Telemar Norte Leste S.A.

Rio de Janeiro , March 10, 2005
Marcos Grodetzky
Financial and Investors Relations Officer